

August 6, 2013

Via E-mail
Dunia A. Shive
President and Chief Executive Officer
Belo Corp.
400 South Record Street
Dallas, TX 75202

      Re: Belo Corp.
            Preliminary Merger Proxy Statement on Schedule 14A
            Filed July 1, 2013
            File No. 001-08598

Dear Ms. Shive:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Celeste M. Murphy for

                      Larry Spirgel
                      Assistant Director